EXHIBIT 12
Retail Ventures, Inc.
Computation of Ratio of Earnings to Fixed Charges
(in thousands except ratios)

	Year Ended
	1/31/09	2/2/08	2/3/07		1/28/06		1/29/05
Earnings

Income (loss) before income taxes, minority interest, equity earnings and discontinued operations	$126,066	$334,249	$(70,627)		$(81,944)		$55,167
Fixed charges (as below)	51,790	48,215	38,931		30,420		26,548

Total earnings (loss)	$177,856	$382,464	$(31,696)		$(51,524)		$81,715

Fixed Charges

Interest expense	$13,603	$13,896	$8,487		$2,306		$2,734
Estimated interest element in minimum rent expense (3)	38,187	34,319	30,444		28,114		23,814

Total fixed charges	$51,790	$48,215	$38,931		$30,420		$26,548

Ratio of earnings (loss) to fixed charges	3.43	7.93	(0.81	) (1)	(1.69	) (2)	3.08

(1)	For the year ended February 3, 2007 the earnings to cover fixed charges were deficient by $70,627.

(2)	For the year ended January 28, 2006 the earnings to cover fixed charges were deficient by $81,944.

(3)	Interest component is estimated to be one-third of minimum rent expense.